Afya Limited

Unaudited interim condensed

consolidated financial statements

March 31, 2021

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of March 31, 2021 and December 31, 2020

(In thousands of Brazilian reais)

	Notes	March 31, 2021	December 31, 2020
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	959,496	1,045,042
Financial investments		6,050	-
Trade receivables	6	322,482	302,317
Inventories		9,586	7,509
Recoverable taxes		20,703	21,019
Other assets		23,743	29,614
Total current assets		1,342,060	1,405,501

Non-current assets
Restricted cash		2,053	2,053
Trade receivables	6	10,874	7,627
Other assets		84,031	74,037
Investment in associate	8	48,879	51,410
Property and equipment	9	277,999	260,381
Right-of-use assets	11.2.2	433,164	419,074
Intangible assets	10	2,758,245	2,573,010
Total non-current assets		3,615,245	3,387,592

Total assets		4,957,305	4,793,093
Liabilities
Current liabilities
Trade payables		43,463	35,743
Loans and financing	11.2.1	115,089	107,162
Lease liabilities	11.2.2	65,999	61,976
Accounts payable to selling shareholders	11.2.3	193,692	188,420
Notes payable	11.2.4	11,406	10,503
Advances from customers		77,851	63,839
Labor and social obligations		88,479	77,855
Taxes payable		28,635	32,976
Income taxes payable		4,612	4,574
Other liabilities		4,361	6,331
Total current liabilities		633,587	589,379

Non-current liabilities
Loans and financing	11.2.1	505,839	510,323
Lease liabilities	11.2.2	400,205	385,727
Accounts payable to selling shareholders	11.2.3	305,617	329,820
Notes payable	11.2.4	63,923	65,678
Taxes payable		20,449	21,425
Provision for legal proceedings	21	60,625	53,139
Other liabilities		3,450	3,822
Total non-current liabilities		1,360,108	1,369,934
Total liabilities		1,993,695	1,959,313

Equity
Share capital	15	17	17
Additional paid-in capital		2,394,987	2,323,488
Treasury shares		(64,752)	-
Share-based compensation reserve		64,733	50,724
Retained earnings		516,082	407,991
Equity attributable to equity holders of the parent		2,911,067	2,782,220
Non-controlling interests		52,543	51,560
Total equity		2,963,610	2,833,780
Total liabilities and equity		4,957,305	4,793,093

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-2

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three-month periods ended March 31, 2021 and 2020

(In thousands of Brazilian reais, except earnings per share)

	Notes	March 31, 2021	March 31, 2020
		(unaudited)	(unaudited)

Net revenue	17	394,351	272,304
Cost of services	18	(126,492)	(89,251)
Gross profit		267,859	183,053

General and administrative expenses	18	(130,404)	(86,723)
Other income (expenses), net		1,185	(59)

Operating income		138,640	96,271

Finance income	19	13,815	30,013
Finance expenses	19	(33,672)	(18,859)
Finance result		(19,857)	11,154

Share of income of associate	8	3,239	2,302

Income before income taxes		122,022	109,727

Income taxes expense	20	(8,674)	(6,057)

Net income		113,348	103,670

Other comprehensive income		-	-
Total comprehensive income		113,348	103,670

Net income attributable to
Equity holders of the parent		108,090	99,816
Non-controlling interests		5,258	3,854
		113,348	103,670
Basic earnings per share
Per common share	16	1.16	1.09
Diluted earnings per share
Per common share	16	1.15	1.09

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the three-month periods ended March 31, 2021 and 2020

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
	Share capital	Additional paid-in capital	Treasury Shares	Share-based compensation reserve	Retained earnings reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2019	17	1,931,047	-	18,114	-	115,916	2,065,094	48,632	2,113,726
Net income	-	-	-	-	-	99,816	99,816	3,854	103,670
Total comprehensive income	-	-	-	-	-	99,816	99,816	3,854	103,670
Issuance of common shares	-	389,170	-	-	-	-	389,170	-	389,170
Shares issuance cost	-	(19,704)	-	-	-	-	(19,704)	-	(19,704)
Share-based compensation	-	-	-	8,440	-	-	8,440	-	8,440
Dividends declared to non-controlling interests	-	-	-	-	-	-	-	(1,600)	(1,600)
Balances at March 31, 2020 (unaudited)	17	2,300,513	-	26,554	-	215,732	2,542,816	50,886	2,593,702

Balances at December 31, 2020	17	2,323,487	-	50,724	-	407,992	2,782,220	51,560	2,833,780
Net income	-	-	-	-	-	108,090	108,090	5,258	113,348
Total comprehensive income	-	-	-	-	-	108,090	108,090	5,258	113,348
Capital increase	-	71,500	-	-	-	-	71,500	-	71,500
Treasury shares from buy-back program	-	-	(64,752)	-	-	-	(64,752)	-	(64,752)
Share-based compensation	-	-	-	14,009	-	-	14,009	-	14,009
Dividends declared to non-controlling interests	-	-	-	-	-	-	-	(4,275)	(4,275)
Balances at March 31, 2021 (unaudited)	17	2,394,987	(64,752)	64,733	-	516,082	2,911,067	52,543	2,963,610

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2021 and 2020

(In thousands of Brazilian reais)

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	122,022	109,727
Adjustments to reconcile income before income taxes
Depreciation and amortization	31,651	24,947
Disposals of property and equipment	26	-
Allowance for doubtful accounts	11,065	6,332
Share-based compensation expense	14,009	8,440
Net foreign exchange differences	(3,988)	(1,201)
Net gain on derivatives	-	(14,055)
Accrued interest	12,285	5,781
Accrued lease interest	13,120	9,900
Share of income of associate	(3,239)	(2,302)
Provision for legal proceedings	2,002	816
Changes in assets and liabilities
Trade receivables	(33,229)	(35,564)
Inventories	(2,077)	(1,648)
Recoverable taxes	779	(4,615)
Other assets	1,550	(767)
Trade payables	7,088	4,479
Taxes payables	729	3,183
Advances from customers	13,582	(14,116)
Labor and social obligations	9,046	7,005
Other liabilities	(2,341)	1,111
	194,080	107,453
Income taxes paid	(14,801)	(6,057)
Net cash flows from operating activities	179,279	101,396

Investing activities
Acquisition of property and equipment	(23,056)	(17,676)
Acquisition of intangibles assets	(9,866)	(3,172)
Dividends received	5,770	-
Restricted cash	-	651
Payments of notes payable	(2,628)	-
Acquisition of subsidiaries, net of cash acquired	(150,483)	(112,269)
Net cash flows used in investing activities	(180,263)	(132,466)
Financing activities
Payments of loans and financing	(2,010)	(1,316)
Issuance of loans and financing	-	911
Payments of lease liabilities	(17,509)	(11,735)
Purchase of treasury shares	(64,752)	-
Proceeds from issuance of common shares	-	389,170
Shares issuance cost	-	(19,704)
Dividends paid to non-controlling interests	(4,275)	(1,600)
Net cash flows (used in) from financing activities	(88,546)	355,726
Net foreign exchange differences	3,984	15,244
Net increase (decrease) in cash and cash equivalents	(85,546)	339,900
Cash and cash equivalents at the beginning of the period	1,045,042	943,209
Cash and cash equivalents at the end of the period	959,496	1,283,109

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated
1.	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization in July 2019. Up to that date, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflect the operations of Afya Brazil after the corporate reorganization.

The Company is formed by a network of higher education and post graduate institutions focused on medicine located in 18 Brazilian states forming the largest educational group by the number of medical seats in the country and by services that comprises the development and sale of electronically distributed educational courses on medicine science, related printed and technological educational content. The Company also offers services to empower the physicians in their daily routine providing supporting clinic decisions thought mobile app subscription and deliver practice management tools through a Saas model.

Issuance of additional common shares

On February 6, 2020, Afya completed its follow-on public offering of 3,019,928 Class A common shares offered by the Company and 9,406,812 Class A common shares offered by the selling shareholders.

The offering price was US$ 27.50 per Class A common shares and gross proceeds of R$ 358,286 (US$ 83,048 thousand). The Company received net proceeds of R$ 339,648 (US$ 78,846 thousand), after deducting R$ 18,638 (US$ 4,202 thousand) in underwriting discounts, commissions and other offering expenses.

On March 10, 2020, the underwriters exercised their option to acquire additional 240,552 Class A common shares at the offering price, resulting in gross proceeds of R$ 30,884 (US$ 6,615 thousand). The net proceeds from the additional shares were R$ 29,819 (US$ 6,387 thousand), after deducting R$ 1,066 (U$ 228 thousand) in underwriting discounts and commissions.

Afya transferred R$ 294,312 (US$ 68,060 thousand) of the net proceeds to bank accounts in Brazil with an increase in the capital of Afya Brazil. These deposits were invested in first-line financial institutions in Brazil and are denominated in Brazilian reais.

Acquisitions in 2021

(i) On January 21, 2021, Afya Brazil acquired iClinic (comprised by iClinic Participações S.A., iClinic Desenvolvimento de Software Ltda. and Black River Brazil Participações S.A.). iClinic is a SaaS model physician focused technology company and the leading medical practice management software in Brazil. See Note 4.

F-6

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

(ii) On March 25, 2021, Afya Brazil acquired Medicinae Solutions S.A. (“Medicinae”), through the acquisition of 100% of its shares. Medicinae is a leading Brazilian healthcare technology company that specializes in healthcare payments and financial services. See Note 4.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19.

Since March 17, 2020, there has been some interruption of our on-campus activities due to Brazilian government authorities mandatory lockdowns. We managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, we are offering our non-practical educational activities to our students through our online platform (rather than on-site). Regarding the offering of practical classes, we quickly resumed our in-hospital and health care residency programs for fifth and sixth year students, which represents the largest portion of our practical curriculum.

During 2020, the States of Rio de Janeiro, Pará, Tocantins, Piauí, Rondônia, Bahia and Maranhão had issued state decrees granting discounts to our students because of COVID-19. As of the date of these interim financial statements, these mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts. As long as it has not been declared constitutional, we started to invoice our students without these discounts and, from March 2021, with the discount granted during 2020. Additionally, we are also facing individual and collective legal proceedings all across the country and a public civil proceeding in the state of Paraíba against our subsidiary FCMPB demanding mandatory discounts that are still pending on final legal decisions to be recovered. The total mandatory discounts granted due to COVID-19, net of discounts that have been recovered from previous period, total R$ 8,204 during 2021 being R$ 6,528 related to FCMPB.

As we continue to offer non-practical educational activities to our students through our platform and practical activities for fifth and sixth year students, through the same professors, staff and suppliers, we continue to charge our standard monthly tuitions fees. We are committed to deliver the best quality service, minimize the impacts of the COVID-19 pandemic on our students, employees and our local communities. In addition, as of the date of these interim financial statements, the COVID-19 pandemic has had no significant impact on the payment default rates of our students. We continue to support our students by providing special payment arrangements. Furthermore, there have been no significant impacts on our financial performance and position of assets and there have been no significant changes in our financial condition triggering impairment indicators in these financial statements.

The COVID-19 pandemic is still evolving, and the Brazilian authorities may maintain a lockdown of our on-campus activities for a longer or undefined extended of period of time or impose a more severe lockdown, among other measures, all of which are outside of our control and may materially adversely affect our business and results of operations including the resumption of on-campus practical classes.

F-7

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

We may also suffer labor shortages, particularly of our teaching faculty, which is mostly comprised of doctors that continue to have work shifts at hospitals and are consequently more exposed to COVID-19 than non-medical administrative staff. Furthermore, the COVID-19 pandemic is expect to cause a material and adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may reduce the disposable income of our students and their families, and consequently (i) result in an adverse impact on the ability of our students (current and/or prospective) to pay our tuition fees and/or (ii) trigger an increase in our attrition rates.

While we are aware of the uncertainties created by the COVID-19 pandemic, we remain confident in our strategy, in the financial robustness of our business and in our contribution of high quality medical professionals who we believe will help our society overcome the COVID-19 pandemic and other future challenges.

2.	Significant accounting policies

2.1	Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of March 31, 2021 and for the three-month periods ended March 31, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that were measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2020.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2021 were authorized for issuance by the Board of Directors on May 27, 2021.

F-8

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

2.2	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2021, but do not have an impact on the interim condensed consolidated financial statements of the Company.

F-9

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

2.3	Basis consolidation

				Direct and indirect interest
Name	Principal activities	Location	Investment type	March	December 31, 2020
				31, 2021
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate and graduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate and graduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga – MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate and graduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate and graduate degree programs	Parnaíba – PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá – MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate and graduate degree programs	Pato Branco – PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo- SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate and graduate degree programs	Montes Claros – MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda. (“ESMC”)	Undergraduate and graduate degree programs	Montes Claros – MG	Subsidiary	100%	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Post-graduate	Belo Horizonte – MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Undergraduate and graduate degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna – RJ	Subsidiary	100%	100%
Centro Universitário São Lucas Ltda. (“UniSL”)	Undergraduate and graduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da Área da Saúde S.A. (“PEBMED”)	Content and clinical tools and online platform	Rio de Janeiro – RJ	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Undergraduate and graduate degree programs	João Pessoa – PB	Subsidiary	100%	100%
Faculdade de Ensino Superior da Amazônia Reunida – (“FESAR”)	Undergraduate and graduate degree programs	Redenção – PA	Subsidiary	100%	100%
MedPhone Tecnologia em Saúde Ltda. (“MedPhone”)	Content and clinical tools and online platform	Recife – PE	Subsidiary	100%	100%
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate and graduate degree programs	Brasília - DF	Associate	30%	30%
Black River Brazil Participações S.A. (“Black River”)*	Holding of iClinic	Ribeirão Preto - SP	Subsidiary	100%	-
iClinic Participações S.A. (“iClinic Participações”)*	Holding of iClinic	Ribeirão Preto - SP	Subsidiary	100%	-
iClinic Desenvolvimento de Software Ltda. (“iClinic Desenvolvimento”)*	Electronic Medical Record, Clinical Management System, Telemedicine and Physicians Marketplace	Ribeirão Preto - SP	Subsidiary	100%	-
Medicinae Solutions S.A. (“Medicinae”)*	Healthcare payments and financial services	Rio de Janeiro – RJ	Subsidiary	100%	-

*       See Note 4 for further details on the business combinations during 2021.

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

F-10

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3.	Segment information

During the first quarter of 2021, in connection with the recent acquisitions of digital and technology companies, the Company revised its operating segments. As result, the Company has three operating segments as opposed to the previously reported Business Unit 1 (educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs) and Business Unit 2 (residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform). The three reportable segments are as follows:

• Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs;

• Continuing Education, which provides specialization programs and graduate courses; and

• Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription.

As result of the changes in operating segments the segment information as at December 31,2020 and for the three-month period ended March 31, 2020 have been restated.

F-11

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

The following table presents assets and liabilities information for the Company’s operating segments as of March 31, 2021 and December 31, 2020, respectively:

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of March 31, 2021
Total assets	4,641,627	75,631	240,047	4,957,305	-	4,957,305
Current assets	1,180,255	41,481	120,324	1,342,060	-	1,342,060
Non-current assets	3,461,372	34,150	119,723	3,615,245	-	3,615,245

Total liabilities and equity	4,641,627	75,631	240,047	4,957,305	-	4,957,305
Current liabilities	544,435	19,817	69,335	633,587	-	633,587
Non-current liabilities	1,229,744	43,238	87,126	1,360,108	-	1,360,108
Equity	2,867,448	12,576	83,586	2,963,610	-	2,963,610

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of March 31, 2021
Other disclosures
Investments in associate	48,879	-	-	48,879	-	48,879
Capital expenditures (*)	22,034	1,252	9,636	32,922	-	32,922

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2020
Total assets	4,541,988	68,300	182,920	4,793,208	(115)	4,793,093
Current assets	1,280,342	40,119	85,155	1,405,616	(115)	1,405,501
Non-current assets	3,261,646	28,181	97,765	3,387,592	-	3,387,592

Total liabilities and equity	4,541,988	68,300	182,920	4,793,208	(115)	4,793,093
Current liabilities	522,523	14,491	52,480	589,494	(115)	589,379
Non-current liabilities	1,261,894	40,763	67,277	1,369,934	-	1,369,934
Equity	2,757,571	13,046	63,163	2,833,780	-	2,833,780

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2020
Other disclosures
Investments in associate	51,410	-	-	51,410	-	51,410
Capital expenditures (*)	83,256	12,638	13,587	109,481	-	109,481

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-12

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables presents statements of income for the Company's operating segments for the three-month periods ended March 31, 2021 and 2020:

March 31, 2021	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations *	Total
External costumer	321,852	19,288	53,211	394,351	-	394,351
Inter-segment	-	-	327	327	(327)	-
Net revenue	321,852	19,288	53,538	394,678	(327)	394,351
Cost of services	(105,075)	(9,594)	(12,150)	(126,819)	327	(126,492)
Gross profit	216,777	9,694	41,388	267,859	-	267,859
General and administrative expenses						(130,404)
Other expenses, net						1,185
Operating income						138,640
Finance income						13,815
Finance expenses						(33,672)
Share of income of associate						3,239
Income before income taxes						122,022
Income taxes expense						(8,674)
Net income						113,348

March 31, 2020	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations *	Total
External costumer	211,784	27,567	32,953	272,304	-	272,304
Inter-segment	-	-	977	977	(977)	-
Net revenue	211,784	27,567	33,930	273,281	(977)	272,304
Cost of services	(76,281)	(11,772)	(2,175)	(90,228)	977	(89,251)
Gross profit	135,503	15,795	31,755	183,053	-	183,053
General and administrative expenses						(86,723)
Other expenses, net						(59)
Operating income						96,271
Finance income						30,013
Finance expenses						(18,859)
Share of income of associate						2,302
Income before income taxes						109,727
Income taxes expense						(6,057)
Net income						103,670

(*) These eliminations are related to sale transactions from Medcel to other entities in the Undergrad operating segment.

F-13

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Seasonality of operations

Undergrad´s and Continuing Education tuition revenues are related to the intake process and monthly tuition fees charged to students over the period thus the Company do not have significant fluctuations. On Digital Services, Medcel’ sales are concentrated in the first and last quarter of the year, as a result of enrollments of Medcel’s clients at the beginning of the year. The majority of Medcel’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. All other Digital services do not present any significant seasonality. Consequently, Digital Services generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the year.

F-14

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated
4.	Business combinations

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

	iClinic	Medicinae
Assets
Cash and cash and equivalents	1,659	213
Financial investments	6,050	-
Trade receivables	1,201	47
Recoverable taxes	72	391
Other assets	20	169
Indemnification assets	1,252	-
Right-of-use assets	88	-
Property and equipment	473	214
Intangible assets	84,895	6,158
	95,710	7,192
Liabilities
Trade payables	(619)	(13)
Lease liabilities	(88)	-
Labor and social obligations	(1,414)	(164)
Taxes payable	(77)	(43)
Provision for legal proceedings	(1,252)	-
Advances from customers	(400)	(29)
	(3,850)	(249)
Total identifiable net assets at fair value	91,860	6,943
Preliminary goodwill arising on acquisition	99,260	1,808
Purchase consideration transferred	191,120	8,751
Cash paid	119,620	5,600
Contingent consideration	-	3,151
Paid in shares	71,500	-
Analysis of cash flows on acquisition:
Transaction costs (included in cash flows from operating activities)	856	117
Cash paid, net of cash acquired with the subsidiary (included in cash flows from investing activities)	117,961	5,387
Net of cash flow on acquisition	118,817	5,504

(a) Acquisition of iClinic

On January 21, 2021, Afya Brazil acquired 100% of the share capital of iClinic (comprised by iClinic Participações, iClinic Desenvolvimento and Black River). The aggregate purchase price is R$191,120: (i) 62.6% was paid in cash, and (ii) 37.4% was settled with Afya's shares on the transaction closing date.

iClinic is a SaaS model physician focused technology company and the leading medical practice management software in Brazil. iClinic empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare services. With the acquisition of iClinic to our platform, Afya will make another step to become the one stop shop for physicians in Brazil.

The acquisition of iClinic was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$856 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

F-15

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of iClinic and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, iClinic has contributed R$ 2,296 of net revenue and R$ 386 of loss before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for 2021 would have been increased by R$ 1,158 and income before income taxes for 2021 would have been decreased by R$ 1,320.

(b) Acquisition of Medicinae

On March 25, 2021, Afya Brazil acquired 100% of the total share capital of Medicinae, a leading Brazilian healthcare technology company that specializes in healthcare payments and financial services. The aggregate purchase price is R$ 5,600 of which 100% was paid in cash on the transaction closing date. An earn-out of up of R$ 4,400 is payable in connection with product development goals for 2021 and revenue achievements for 2022.

The acquisition will expand Afya’s digital health services, as it offers a unique financial platform that allows healthcare professionals all over Brazil to manage receivables in an efficient and scalable way using FIDC (Receivables Investment Fund).

F-16

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Medicinae relieves a number of challenges in the healthcare payments industry, as reduces long payment cycles for professionals and consolidates financial information, improving the consumer financial experience.

The acquisition of Medicinae was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$117 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Medicinae and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Medicinae has not contributed with relevant net revenue and income (loss) before income taxes for the three-month period ended March 31, 2021. If the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 105 and income before income taxes for 2020 would have been decreased by R$ 113.

F-17

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

5.	Cash and cash equivalents

	March 31, 2021	December 31, 2020
	(unaudited)

Cash and bank deposits	35,141	57,729
Cash equivalents	924,355	987,313
Total	959,496	1,045,042

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investment funds managed by highly rated financial institutions. As of March 31, 2021, the average interest on these investments are equivalent to 98.65% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2020: 90.95%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$2,404 as of March 31, 2021 (December 31, 2020: R$70,523).

6.	Trade receivables

	March 31, 2021	December 31, 2020
	(unaudited)

Tuition fees	191,770	195,318
Educational content (a)	95,980	62,931
FIES	54,735	49,425
Educational credits	12,008	11,248
Mobile app subscription (b)	7,791	13,526
Others	12,675	10,476
	374,959	342,924
(-) Allowance for doubtful accounts	(41,603)	(32,980)
Total	333,356	309,944
Current	322,482	302,317
Non-current	10,874	7,627

(a)       Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel.

(b)       Related to trade receivables from mobile applications subscriptions for digital medical content.

As of March 31, 2021 and December 31, 2020, the aging of trade receivables was as follows:

	March 31, 2021	December 31, 2020
	(unaudited)

Neither past due nor impaired	170,619	145,076
Past due
1 to 30 days	56,572	44,365 57,198
31 to 90 days	60,080
91 to 180 days	32,419	51,521
More than 180 days	55,269	44,764
	374,959	342,924

The changes in the allowance for doubtful accounts for the three-month periods ended March 31, 2021 and 2020, was as follows:

F-18

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)

Balance at the beginning of the period	(32,980)	(14,763)
Additions	(11,065)	(6,332)
Write-offs	2,442	2,800
Balance at the end of the period	(41,603)	(18,295)

7.	Related parties

The table below summarizes the balances and transactions with related parties:

	March 31, 2021	December 31, 2020
	(unaudited)
Assets
Trade receivables (a)	383	174
Related parties (b)	421	421
	804	595
Current	383	174
Non-current	421	421

Net revenue	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
UEPC (a)	321	582
	321	582
Lease
RVL Esteves Gestão Imobiliária S.A.	2,913	2,744
UNIVAÇO Patrimonial Ltda.	846	726
IESVAP Patrimonial Ltda.	1,147	793
	4,906	4,263

(a)	Refers to sales of educational content from Medcel to UEPC recorded in trade receivables.

(b)	Amounts to be reimbursed by the shareholders to Afya Brazil, mainly related to payments of legal cost and advisory services recorded in other assets.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Short-term employee benefits	1,679	1,129
Share-based compensation plans	6,803	6,237
	8,482	7,366

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 14 (b).

F-19

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

8.	Investment in associate

Afya Brazil has a 30% interest in UEPC, a medical school located in the Federal District, that offers higher education and post-graduate courses, both in person and long-distance learning. The investment in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of UEPC and the Company’s investment:

	March 31, 2021	December 31, 2020
	(unaudited)

Current assets	35,882	55,413
Non-current assets	83,535	82,575
Current liabilities	(25,643)	(34,531)
Non-current liabilities	(74,788)	(76,132)
Equity	18,986	27,325
Company’s share in equity – 30%	5,696	8,227
Goodwill	43,183	43,183
Carrying amount of the investment	48,879	51,410

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Net revenue	30,544	29,628
Cost of services	(10,813)	(10,612)
General and administrative expenses	(7,782)	(9,983)
Finance result	(1,049)	(1,202)
Income before income taxes	10,900	7,831
Income taxes expenses	(103)	(159)
Net income for the period	10,797	7,672
Company’s share of income for the period	3,239	2,302

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Opening balance	51,410	45,634
Dividends	(5,770)	-
Share of income	3,239	2,302
Total	48,879	47,936

F-20

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated
9.	Property and equipment

Cost	Building	Machinery and equipment	Land	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
As of December 31, 2019	-	45,378	7,005	707	21,438	15,994	18,139	30,911	36,731	176,303
Additions	-	1,988	673	-	447	1,405	503	2,568	10,092	17,676
Business combinations	-	438	-	148	566	316	231	2,508	-	4,207
As of March 31, 2020 (unaudited)	-	47,804	7,678	855	22,451	17,715	18,873	35,987	46,823	198,186

As of December 31, 2020	25,919	68,503	13,401	1,215	29,131	28,511	21,624	122,005	3,706	314,015
Additions	-	2,127	-	-	1,722	2,636	332	3,576	12,663	23,056
Business combinations	-	214	-	-	20	453	-	-	-	687
Write-off	-	-	-	(178)	-	-	-	-	-	(178)
As of March 31, 2021 (unaudited)	25,919	70,844	13,401	1,037	30,873	31,600	21,956	125,581	16,369	337,580

Depreciation
As of December 31, 2019	-	(14,179)	-	(59)	(5,890)	(6,537)	(8,663)	(1,655)	-	(36,983)
Depreciation	-	(1,323)	-	(19)	(550)	(936)	(494)	(584)	-	(3,906)
As of March 31, 2020 (unaudited)	-	(15,502)	-	(78)	(6,440)	(7,473)	(9,157)	(2,239)	-	(40,889)

As of December 31, 2020	-	(19,322)	-	(171)	(8,089)	(10,851)	(10,817)	(4,384)	-	(53,634)
Depreciation	-	(1,657)	-	(14)	(775)	(1,429)	(671)	(1,553)	-	(6,099)
Write-off	-	-	-	152	-	-	-	-	-	152
As of March 31, 2021 (unaudited)	-	(20,979)	-	(33)	(8,864)	(12,280)	(11,488)	(5,937)	-	(59,581)

Net book value
As of December 31, 2020	25,919	49,181	13,401	1,044	21,042	17,660	10,807	117,621	3,706	260,381
As of March 31, 2021 (unaudited)	25,919	49,865	13,401	1,004	22,009	19,320	10,468	119,644	16,369	277,999

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the three-month periods ended March 31, 2021 and 2020.

F-21

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated
10.	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademarks	Customer relationships	Software	Education content	Developed technology	Educational platform and software in progress	Total
Cost
As of December 31, 2019	459,409	703,772	32,111	125,413	9,389	17,305	-	14,241	1,361,640
Additions	-	-	-	-	288	-	-	2,884	3,172
Business combinations	90,282	112,832	-	21,449	-	-	-	-	224,563
As of March 31, 2020 (unaudited)	549,691	816,604	32,111	146,862	9,677	17,305	-	17,125	1,589,375

As of December 31, 2020	810,656	1,451,270	75,014	283,539	16,221	17,305	355	30,199	2,684,559
Additions	-	-	-	-	1,469	-	-	8,397	9,866
Business combinations	101,068	-	45,944	28,251	1,346	-	15,512	-	192,121
As of March 31, 2021 (unaudited)	911,724	1,451,270	120,958	311,790	19,036	17,305	15,867	38,596	2,886,546

Amortization
As of December 31, 2019	-	-	(1,150)	(37,872)	(4,536)	(4,876)	-	(868)	(49,302)
Amortization	-	-	(405)	(11,496)	(665)	(2,111)	-	(411)	(15,088)
As of March 31, 2020 (unaudited)	-	-	(1,555)	(49,368)	(5,201)	(6,987)	-	(1,279)	(64,390)

As of December 31, 2020	-	-	(3,502)	(85,832)	(6,256)	(7,692)	(32)	(8,235)	(111,549)
Amortization	-	-	(1,846)	(12,471)	(705)	(1,651)	(15)	(64)	(16,752)
As of March 31, 2021 (unaudited)	-	-	(5,348)	(98,303)	(6,961)	(9,343)	(47)	(8,299)	(128,301)

Net book value
As of December 31, 2020	810,656	1,451,270	71,512	197,707	9,965	9,613	323	21,964	2,573,010
As of March 31, 2021 (unaudited)	911,724	1,451,270	115,610	213,487	12,075	7,962	15,820	30,297	2,758,245

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2020.

There were no indications of impairment of goodwill and intangible assets with indefinite lives for the three-month periods ended March 31, 2021 and 2020.

Other intangible assets

For the three-month periods ended March 31, 2021 and 2020, there were no indications that the Company’s intangible assets with finite useful lives might be impaired.

F-22

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated
11.	Financial assets and financial liabilities

11.1	Financial assets

Financial assets	March 31, 2021	December 31, 2020
	(unaudited)
At amortized cost
Cash and cash equivalents	959,496	1,045,042
Financial investments	6,050	-
Restricted cash	2,053	2,053
Trade receivables	333,356	309,944
Total	1,300,955	1,357,039
Current	1,288,028	1,347,359
Non-current	12,927	9,680

Debt instruments at amortized cost include trade receivables and receivables from related parties. Financial assets at amortized cost also include cash and cash equivalents, financial investments and restricted cash.

11.2	Financial liabilities

Financial liabilities	March 31, 2021	December 31, 2020
	(unaudited)
At amortized cost
Trade payables	43,463	35,743
Loans and financing	620,928	617,485
Lease liabilities	466,204	447,703
Accounts payable to selling shareholders	499,309	518,240
Notes payable	75,329	76,181
Advances from customers	77,851	63,839
Total	1,783,084	1,759,191
Current	507,500	467,643
Non-current	1,275,584	1,291,548

F-23

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	March 31, 2021	December 31, 2020
				(unaudited)

Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.62% p.y.	2023	508,841	504,365
Banco Votorantim (b)	Brazilian real	CDI + 1.65% p.y.	2021	100,868	101,785
BNDES (c)	Brazilian real	10.03% p.y.	2024	355	471
FINEP (d)	Brazilian real	TJLP p.y.	2027	10,864	10,864
				620,928	617,485
Current				115,089	107,162
Non-current				505,839	510,323

(a)	On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023.

(b)	On July 3, 2020, Afya Brazil entered into a loan agreement with Banco Votorantim S.A. in the amount of R$ 100,000 adjusted by the CDI rate plus an interest rate of 1.65% per year and is repayable at maturity on July 5, 2021.

(c)	On May 5, 2020, as a result of the acquisition of UniSL, the Company assumed loans agreements with BNDES which has an interest rate of 10.03% per year and maturity in 2024.

(d)	On July 23, 2019, Medcel entered into a loan of R$ 16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), and maturity in 2027. The first and second tranches of R$6,734 and R$4,130, respectively, were drawdown in October 2019 and December 2020, respectively, in order to develop the Medical web series and other digital content. There is no financial covenant related to this agreement. The loan is guaranteed by bank warranty in the amount of R$ 10,864.

11.2.2	Leases

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. The Company has lease contracts for properties. The lease contracts generally has maturities in the lease terms between 5 and 30 years. There are no sublease and variable payments in-substance lease agreements in the period.

F-24

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

The carrying amounts of right-of-use assets and lease liabilities as of March 31, 2021 and December 31, 2021 and the movements during the three-month periods ended March 31, 2021 and 2020, are described below:

	Right-of-use assets	Lease liabilities
As at December 31, 2019	274,275	284,515
Additions	43,147	43,147
Remeasurement	12,487	12,487
Business combinations	10,265	10,265
Depreciation expense	(5,953)	-
Interest expense	-	9,900
Payments of lease liabilities	-	(11,735)
As at March 31, 2020 (unaudited)	334,221	348,579

As at December 31, 2020	419,074	447,703
Additions	77	77
Remeasurement	26,931	26,931
Business combination	88	88
Depreciation expense	(8,800)	-
Interest expense	-	13,120
Payments of lease liabilities	-	(17,509)
Write-off	(4,206)	(4,206)
As at March 31, 2021 (unaudited)	433,164	466,204

As at December 31, 2020
Current	-	61,976
Non-current	419,074	385,727
As at March 31, 2021 (unaudited)
Current	-	65,999
Non-current	433,164	400,205

The Company recognized lease expense from short-term leases and low-value assets of R$ 853 for the three-month period ended March 31, 2021 (R$ 493 for the three-month period ended March 31, 2020).

F-25

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.3	Accounts payable to selling shareholders

	March 31, 2021	December 31, 2020
	(unaudited)
Acquisition of IESP (a)	38,955	38,771
Acquisition of FASA (b)	73,359	70,356
Acquisition of IPEMED (c)	29,107	38,622
Acquisition of IPEC (d)	28,443	28,307
Acquisition of UniRedentor (e)	82,301	97,773
Acquisition of UniSãoLucas (f)	53,644	53,386
Acquisition of FCMPB (g)	190,349	189,420
Acquisition of Medicinae (h)	3,151	-
Acquisition of FESAR (i)	-	1,569
Acquisition of MEDPHONE (j)	-	36
	499,309	518,240
Current	193,692	188,420
Non-current	305,617	329,820

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Opening balance	518,240	300,237
Payments	(27,135)	(9,458)
Interest	5,053	5,161
Business combination	3,151	100,000
Closing balance	499,309	395,940

(a)	On November 27, 2018, Afya Brazil acquired 80% of IESP and the amounts of (i) R$8,906 was paid in February 2019, and (ii) R$106,200 is payable in three equal installments of R$35,400, each adjusted by the CDI rate through the payment date. The first and second installments were paid in November 2019 and 2020, respectively, and the remaining installment is due by November 2021.

(b)	On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 39,695 was paid in April 2020, R$ 29,770 was paid in April 2021, and R$ 29,770 is payable in April 2022; each adjusted by the IPCA rate + 4.1% per year.

(c)	On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five equal installments of R$ 9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(d)	On August 13, 2019, Afya Brazil acquired 100% of IPEC and R$54,000 was paid in cash on the transaction closing date, and (ii) R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

(e)	On January 31, 2020, Afya Brazil acquired 100% of UniRedentor and R$ 114,607 was paid in cash on the transaction closing date, and the original amount of R$100,000 is payable in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration was adjusted by R$4,503 and such amount was deducted from the first installment paid in February 2021.

(f)	On May 5, 2020, Afya Brazil acquired 100% of UniSL. The purchase consideration is R$201,521, of which: R$ 141,065 was paid in cash on the transaction closing date, and R$ 60,456 is payable in three equal installments through May 2023, adjusted by the CDI rate. The purchase consideration was adjusted by R$7,816 and such amount was deducted from the first installment paid on May 5, 2021.

F-26

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

(g)	On November 9, 2020, Afya Brazil acquired 100% of FCMPB. The net purchase price of R$379,913 was adjusted to R$378,807, of which: R$ 189,913 was paid in cash on the transaction closing date, and R$ 188,894 is payable in four installments through November 2024, adjusted by the CDI rate.

(h)	On March 25, 2021, Afya Brazil acquired 100% of Medicinae. The aggregate purchase price is R$ 5,600 of which 100% was paid in cash on the transaction closing date. An earn-out of up of R$ 4,400 is payable in connection with product development goals for 2021 and revenue achievements for 2022. The contingent consideration of R$3,151 is based on the present value of the obligation considering the facts and circumstances that exist at the acquisition date.

(i)	On November 3, 2020, Afya Brazil acquired 100% of FESAR. The aggregate purchase price was R$260,836, including the CDI rate adjustment from the singing and the real state of the operation, estimated at R$ 17,397, of which 100% was paid in cash on the closing of the operation. The purchase consideration was adjusted by R$1,569 and was paid on February 25, 2021.

(j)	On November 4, 2020, Afya Brazil acquired 100% of MedPhone. The net purchase price was R$6,373 of which 100% was paid in cash on the closing of the operation. The purchase consideration was adjusted by R$36 and was paid on February 2, 2021.

F-27

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As at March 31, 2021, notes payable of R$ 75,329, has a final maturity in 2023 and is adjusted by 100% of IPCA-E.

Set out below are the carrying amount of notes payable and the movements during the period:

Notes payable

As at December 31, 2020	76,181
Payments	(2,628)
Monetary indexation	1,776
As at March 31, 2021	75,329
Current liabilities	11,406
Non-current liabilities	63,923

11.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	March 31, 2021		December 31, 2020
	(unaudited)
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Restricted cash	2,053	2,053	2,053	2,053
Trade receivables (non-current)	10,874	10,874	7,627	7,627
Total	12,927	12,927	9,680	9,680

Financial liabilities
Loans and financing	620,928	638,557	617,485	637,723
Lease liabilities	466,204	466,204	447,703	447,703
Accounts payable to selling shareholders	499,309	499,309	518,240	518,240
Notes payable	75,329	75,329	76,181	76,181
Total	1,661,770	1,679,399	1,659,609	1,679,847

The Company assessed that the fair values of cash and cash equivalents, financial investments, current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk at March 31, 2021 was assessed to be insignificant.

F-28

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

11.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities, other than derivatives, comprise loans and financing, lease liabilities, accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables, cash and cash equivalents, financial investments and restricted cash, that derive directly from its operations.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

11.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as at March 31, 2021.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, financial investments, restricted cash, loans and financing, accounts payable to selling shareholders and notes payable with floating interest rates.

F-29

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, financial investments, restricted cash, loans and financing, accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

				Increase / decrease in basis points
	March 31, 2021 (unaudited)

		Index – % per year	Base rate	+75	-75	+150	-150

Cash equivalents	921,951	98.65% of CDI	30,923	6,915	(6,915)	13,829	(13,829)
Financial investments	6,050	85.06% of CDI	175	45	(45)	91	(91)
Restricted cash	2,053	85.06% of CDI	59	15	(15)	31	(31)
Loans and financing	(10,864)	TJLP p.y.	(494)	(81)	81	(163)	163
Loans and financing	(100,868)	1.65%+ CDI	(5,094)	(757)	757	(1,513)	1,513
Loans and financing	(508,841)	1.62%+ CDI	(25,544)	(3,816)	3,816	(7,633)	7,633
Accounts payable to selling shareholders	(422,799)	CDI	(14,375)	(3,171)	3,171	(6,342)	6,342
Accounts payable to selling shareholders	(73,359)	IPCA+4.1%	(3,018)	(550)	550	(1,100)	1,100
Notes payable	(75,329)	IPCA-E	(1,017)	(565)	565	(1,130)	1,130

F-30

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

(ii)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$2,404 as of March 31, 2021 (December 31, 2020: R$70,523).

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.6967 to U.S. dollar 1.00) as of March 31, 2021, with all other variables held constant.

	Exposure	+10%	-10%
As of March 31, 2021
Cash and cash equivalents	2,404	240	(240)

11.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents and restricted cash.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 6 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is management by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statements of financial position at March 31, 2021 and December 31, 2020 is the carrying amounts of its financial assets.

F-31

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

11.4.3	Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing, lease liabilities, accounts payable to selling shareholders and notes payable.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of March 31, 2021 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	43,463	-	-	-	43,463
Loans and financing	127,493	584,566	3,969	2,616	718,644
Lease liabilities	70,114	136,922	131,889	715,860	1,054,785
Accounts payable to selling shareholders	197,037	250,734	75,286	-	523,057
Notes payable	11,786	73,077	-	-	84,863
Advances from customers	77,851	-	-	-	77,851
	527,744	1,045,299	211,144	718,476	2,502,663

As of December 31, 2020	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	35,743	-	-	-	35,743
Loans and financing	125,137	566,157	4,010	3,094	698,398
Lease liabilities	63,092	131,225	124,114	705,115	1,023,546
Accounts payable to selling shareholders	191,145	262,340	81,153	-	534,638
Notes payable	11,083	83,803	-	-	94,886
Advances from customers	63,839	-	-	-	63,839
	490,039	1,043,525	209,277	708,209	2,451,050

F-32

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

11.5	Changes in liabilities arising from financing activities

	December 31, 2020	Payments	Addition/ Remeasurement	Interest	Business combination	Other	March 31, 2021
Loans and financing	617,485	(2,010)	-	5,457	-	(4)	620,928
Lease liabilities	447,703	(17,509)	27,008	13,120	88	(4,206)	466,204
Dividends payable	-	(5,258)	5,258	-	-	-	-
Total	1,065,188	(24,777)	32,266	18,577	88	(4,210)	1,087,132

	December 31, 2019	Payments	Addition/ Remeasurement	Interest	Foreign exchange movement	Business combination	Other	March 31, 2020
Loans and financing	60,357	(1,316)	911	619	14,044	16,187	-	90,802
Lease liabilities	284,515	(11,735)	43,147	9,900	-	10,265	12,487	348,579
Total	344,872	(13,051)	44,058	10,519	14,044	26,452	12,487	439,381

F-33

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated
12.	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of March 31, 2021 and December 31, 2020.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
March 31, 2021 (unaudited)
Assets measured at fair value:
Derivative financial assets
Cross-currency interest rate swaps	-	-	-	-
Assets for which fair values are disclosed
Financial investments	6,050	-	6,050	-
Restricted cash	2,053	-	2,053	-
Trade receivables (non-current)	10,874	-	10,874	-
Liabilities for which fair values are disclosed
Loans and financing	(638,557)	-	(638,557)	-
Lease liabilities	(466,204)	-	(466,204)	-
Accounts payable to selling shareholders	(499,309)	-	(499,309)	-
Notes payable	(75,329)	-	(75,329)	-

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2020
Assets for which fair values are disclosed
Restricted cash	2,053	-	2,053	-
Trade receivables (non-current)	7,627	-	7,627	-
Liabilities for which fair values are disclosed				-
Loans and financing	(637,723)	-	(637,723)	-
Lease liabilities	(447,703)	-	(447,703)	-
Accounts payable to selling shareholders	(518,240)	-	(518,240)	-
Notes payable	(76,181)	-	(76,181)	-

There were no transfers between Level 1 and Level 2 during the three-month period ended March 31, 2021.

13	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing, lease liabilities, accounts payable to selling shareholders and notes payable less cash and cash equivalents, financial investments and restricted cash.

F-34

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

	March 31, 2021	December 31, 2020
	(unaudited)

Loans and financing	620,928	617,485
Lease liabilities	466,204	447,703
Accounts payable to selling shareholders	499,309	518,240
Notes payable	75,329	76,181
Less: cash and cash equivalents	(959,496)	(1,045,042)
Less: financial investments	(6,050)	-
Less: restricted cash	(2,053)	(2,053)
Net debt	694,171	612,514
Total equity	2,963,610	2,833,780
Total equity and net debt	3,657,781	3,446,294

No changes were made in the objectives, policies or processes for managing capital during the three-month period ended March 31, 2021.

14	Labor and social obligations

a)	Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses in the amount of R$ 3,733 and R$ 2,678 in the three-month periods ended March 31, 2021 and 2020, respectively.

b)	Afya Limited share-based compensation plan

On July 29, 2020, the board of directors approved a change in the strike price of the current share-based compensation plan. The strike price is now measured in Brazilian Reais (where the Company’s operations are located and valuated) adjusted by CDI rate instead of U.S. dollar adjusted by T-Bond. Furthermore, the first tranche had its vesting period extended from May 2020 to May 2021, including one year lock-up period after the vesting period. This change was assessed as a modification by the Company and was accounted in accordance with IFRS 2.

The following table illustrates the number and movements in stock options during the period:

	Weighted average exercise price (in Reais)	Number of stock options
		2021	2020
Outstanding at January 1	78.22	2,510,983	2,364,214
Granted	113.93	610,000	230,000
Forfeited	-	-	-
Exercised	-	-	-
Expired	-	-	-
Outstanding at March 31	85.20	3,120,983	2,594,214

F-35

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

On January 25, 2021 and March 25, 2021, the Company granted 545,000 and 65,000 additional stock options, respectively:

	January 2021	March 2021
Strike price at the measurement date	R$115	R$105
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	38% - 67%	42% - 65%
Risk-free interest rate (%)	2.1% - 7.1%	5.2% - 8.5%
Expected life of stock options (years)	1 – 5	1 – 5
Share price at the measurement date	R$ 129	108
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	R$ 46.81	R$ 40.20

The share-based compensation expense recognized in general and administrative expenses in the interim statement of income for the three-month period ended March 31, 2021 was R$ 14,009 (March 31, 2020: R$ 8,440).

15	Equity

a.                Share capital

As of March 31, 2021, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2020) represented by 93,697,105 shares comprised by 45,662,790 class A common shares and 48,034,315 class B common shares (93,146,731 shares comprised by 45,112,416 class A common shares and 48,034,315 class B common shares as of December 31, 2020).

b.                Dividends

In the three-month period ended March 31, 2021, CCSI approved the payment of interim dividends totaling R$ 4,275 distributed to CCSI´s non-controlling shareholders. The dividends were already paid. On March 11, 2020, CCSI approved the payment of interim dividends totaling R$ 4,000 of which R$ 2,400 was distributed to Afya Brazil and R$1,600 to CCSI’s non-controlling shareholders. The dividends were paid in March 2020.

c.                Share buy-back program

On December 23, 2020, the Company announced that its Board of Directors has approved a share buy-back program. Under the share buyback program, Afya may repurchase up to 1,015,844 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions.

The share buy-back program will take place in accordance with the conditions established by the Board of Directors. Afya intends to repurchase the shares to execute the Stock Option Program for the executives of the Company. Afya’s Board of Directors will review the share buy-back program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. Afya expects to utilize its existing funds to fund the repurchase of its shares.

In the three-month period ended March 31, 2021, the Company repurchased 521,117 shares at the weighted average price of R$ 124.15 (in Brazilian Reais) or US$ 22.51, amounting to R$ 64,752.

F-36

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

16	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares.

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Numerator
Net income attributable to equity holders of the parent	108,090	99,816

Denominator
Weighted average number of outstanding shares	93,344,455	91,425,902
Effects of dilution from stock options	883,263	492,450

Weighted average number of outstanding shares adjusted for the effect of dilution	94,227,718	91,918,352

Basic earnings per share - R$	1.16	1.09
Diluted earnings per share - R$	1.15	1.09

F-37

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

17	Revenue
	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)

Tuition fees	444,129	288,782
Other	57,086	34,684
Deductions
Granted discounts	(35,136)	(12,783)
Early payment discounts	(11,965)	(4,220)
Returns	(5,719)	(3,914)
Taxes	(17,483)	(10,671)
PROUNI	(36,561)	(19,574)
Net revenue from contracts with customers	394,351	272,304
Timing of revenue recognition of net revenue from contracts with customers
Transferred over time	353,981	239,742
Transferred at a point in time	40,370	32,562

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of under graduation degrees under the PROUNI program.

The following table presents the net revenue by operating segments for the three-month periods ended March 31, 2021 and 2020:

Segments March 31, 2021	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	Total

Types of services or goods, net of taxes	321,852	19,288	53,538	(327)	394,351
Tuition fees	319,619	19,285	1,056	-	339,960
Other	2,233	3	52,482	(327)	54,391
Timing of revenue recognition	321,852	19,288	53,538	(327)	394,351
Transferred over time	319,619	19,288	15,073	-	353,980
Transferred at a point in time	2,233	-	38,465	(327)	40,371

Segments March 31, 2020	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	Total

Types of services or goods, net of taxes	211,784	27,567	33,930	(977)	272,304
Tuition fees	210,729	26,121	1,446	-	238,296
Other	1,055	1,446	32,484	(977)	34,008
Timing of revenue recognition	211,784	27,567	33,930	(977)	272,304
Transferred over time	210,729	27,567	1,446	-	239,742
Transferred at a point in time	1,055	-	32,484	(977)	32,562

F-38

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

18	Expenses and cost by nature

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)

Cost of services	(126,492)	(89,251)
General and administrative expenses	(130,404)	(86,723)
Total	(256,896)	(175,974)

Payroll	(130,448)	(92,645)
Depreciation and amortization	(31,651)	(24,947)
Allowance for doubtful accounts	(11,065)	(6,332)
Hospital and medical agreements	(9,140)	(8,703)
Share-based compensation	(14,009)	(8,440)
Maintenance	(8,715)	(3,249)
Sales and marketing	(8,063)	(3,353)
Pedagogical services	(7,615)	(1,987)
Rent	(853)	(493)
Utilities	(1,802)	(1,415)
Tax expenses	(2,853)	(830)
Travel expenses	(923)	(1,913)
Consulting fees	(6,901)	(4,657)
Other	(22,858)	(17,010)
Total	(256,896)	(175,974)

19	Finance result

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)

Income from financial investments	3,768	10,211
Change in fair value of derivative instruments	-	14,055
Interest received	5,037	3,517
Foreign exchange gain, net	3,988	1,201
Others	1,022	1,029
Finance income	13,815	30,013

Interest expense	(12,285)	(5,781)
Interest expense on lease liabilities	(13,120)	(9,900)
Financial discounts granted	(3,585)	(806)
Bank fees	(1,912)	(976)
IOF taxes (taxes on financial transactions)	(95)	(1,295)
Other	(2,675)	(101)
Finance expenses	(33,672)	(18,859)

Finance result	(19,857)	11,154

20	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

F-39

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss), calculated by applying the combined Brazilian statutory rates at 34% for the three-months periods ended March 31, 2021 and 2020:

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)

Income before income taxes	122,022	109,727
Combined statutory income taxes rate - %	34%	34%
Income taxes at statutory rates	(41,487)	(37,307)
Reconciliation adjustments:
Tax effect on income from entities not subject to taxation	(4,699)	1,793
PROUNI - Fiscal Incentive (a)	48,160	31,803
Unrecognized deferred tax assets	(13,597)	(7,296)
Presumed profit income tax regime effect (b)	2,057	4,617
Permanent adjustments	(108)	-
Other	1,000	333
Income taxes expense – current	(8,674)	(6,057)
Effective rate	7.1%	5.6%

(a)      The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.

(b)      Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of March 31, 2021, the Company had unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$ 254,957 (tax-basis) (R$ 214,387 (tax-basis) as of December 31, 2020) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

F-40

Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

21	Insurance contracts and contingencies

a)   Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b)   Legal proceedings and contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Total

Balances as of December 31, 2019	2,501	2,768	5,269
Business combination	144	566	710
Additions	858	281	1,139
Reversals	(180)	(143)	(323)
Balances as of March 31, 2020 (unaudited)	3,323	3,472	6,795

	Labor	Civil	Taxes	Total

Balances as of December 31, 2020	4,519	13,280	35,340	53,139
Business combination	-	-	1,252	1,252
Additions *	2,759	807	2,668	6,234
Balances as of March 31, 2021 (unaudited)	7,278	14,087	39,260	60,625

*The total amount of R$ 4,232 are related to legal proceedings attributed to the selling shareholders administration. The same amount was recorded as indemnification assets in the statement of financial position in other assets.

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	March 31, 2021	December 31, 2020
	(unaudited)

Labor	4,034	2,318
Civil	62,497	59,969
Taxes and social security	4,293	4,375
Total	70,824	66,662

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 3,747 as of March 31, 2021 (December 31, 2020: R$ 1,451).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

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Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 58,697 (December 31, 2020: R$ 53,499) is presented in non-current other assets.

22	Non-cash transactions

During the three-month periods ended March 31, 2021 and 2020, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions were the issuance of shares for the acquisition of iClinic and addition of provision for legal proceedings with corresponding indemnification assets in 2021, additions and remeasurements of right-of-use assets and lease liabilities in the three-month periods ended March 31, 2021 and 2020, and addition of provision for contingencies followed by it’s correspondent indemnified assets.

23	Subsequent events

a) Acquisition of Medical Harbour

On April 8, 2021, Afya Brazil acquired 100% of the share capital of Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda., through its wholly-owned subsidiary Afya Brazil.

Medical Harbour offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources.

The aggregate purchase price is R$ 5,000 of which 100% was paid in cash on the transaction closing date. An earn-out of up to R$ 9,000 is payable in connection with product development goals for 2021 and 2022 and revenue achievements for 2023.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude this acquisition by March 31, 2021. Therefore, these interim financial statements do not include this information. The transaction costs to date amounted to R$ 80. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

b) Acquisition of Cliquefarma

On April 16, 2021, Afya Brazil acquired 100% of the total share capital of Cliquefarma Drogarias Online Ltda., a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil.

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Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Users of Cliquefarma can easily search for medications or healthcare products and compare prices from over 5,000 pharmacies in Brazil. The traffic generated is monetized through a cost-per-click model, where drugstores pay for each click on their advertisements.

The aggregate purchase price is R$ 19,165 of which R$16,165 was paid in cash on the transaction closing date and R$3,000 was paid in Afya’s stocks. An earn-out of up to R$ 3,000 is payable in connection with product developments for 2021.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude this acquisition by March 31, 2021. Therefore, these interim financial statements do not include this information. The transaction costs to date amounted to R$ 24 Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

c) Share-based compensation

In April 2021, 139,000 additional stock options were granted, with an exercise price of R$105 (in Brazilian Reais). These stock options will vest in five annual tranches.

d) Investment from the SoftBank Latin America Fund

On April 26, 2021, SoftBank Latin America Fund (“SoftBank”) agreed to purchase approximately R$822,000, equivalent to US$150,000, of Afya’s Series A perpetual convertible preferred shares, subject to customary closing conditions.

The key terms of the perpetual convertible preferred shares are: (i) 6.5% per annum cumulative dividend payable quarterly and in Brazilian reais (payable in U.S. Dollar in Brazilian reais equivalent); (ii) SoftBank shall have the right at any time, to convert its Series A Preference Shares into 5,917,888 common shares, established at US$25.35; (iii) SoftBank shall have the right to redeem any time after the 5th year anniversary at 105% premium; and (iv) Afya will have the right to force conversion after the 3rd year anniversary if forced conversion trigger conditions are satisfied.

SoftBank and its affiliates will beneficially own approximately 8.4% of the total shares of the company (on an as-converted basis for the Series A perpetual convertible preferred shares).

e) Acquisition of Shosp

On May 13, 2021, Afya Brazil acquired 100% of the total share capital of Shosp Tecnologia da Informação Ltda. (“Shosp”), which provides a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients appointments, medical records, marketing, and others.

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Afya Limited Notes to the unaudited interim condensed consolidated financial statements March 31, 2021 and 2020 Expressed in thousands of Brazilian reais, unless otherwise stated

Shosp users will be migrated to iClinic’s platform to create a unique offering of clinical management software and Shosp team will join Afya’s digital capabilities to contribute to the improvement of iClinic’s revenue cycle management module.

The aggregate purchase price is R$ 5,980 of which 100% was paid in cash on the transaction closing date. An earn-out of up to R$ 1,793 is payable in connection with migration of Shosp users and implementation of some new functionalities in the iClinic’s platform up to 24 months, starting from the closing date.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude this acquisition by March 31, 2021. Therefore, these interim financial statements do not include this information. The transaction costs to date amounted to R$ 128 Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

f) Acquisition of Unigranrio

On May 27, 2021, Afya Brazil acquired 100% of the total share capital of Companhia Nilza Cordeiro Herdy de Educação e Cultura. (“Unigranrio”). Unigranrio is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro.

The aggregate purchase price is R$ 627,603 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments through 2022, adjusted by the CDI rate. There are 82 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$90,200.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude this acquisition by March 31, 2021. Therefore, these interim financial statements do not include this information. The transaction costs to date amounted to R$ 2,878. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

***

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